July 24, 2007

Anne Nguyen Parker, Branch Chief
United States
Securities and Exchange Commission
100 F Street Washington, D.C.
20549 – 7010

Ms. Nguyen Parker,

Thank you for your letter dated April 20, 2007. We have amended our Form 20-F in response to your comments and describe below the manner in which we have done so.

We enclose two marked copies of our amended Form 20-F, for use during your review process.

Our responses below are numbered in a manner that corresponds with your comments as set out in your letter of April 20, 2007.

Responses to Comments

1.   We have revised our reference to secured and unsecured debt in accordance with Item 3.B. of Form 20-F.

2.   We have provided further details regarding how the terms of the related party transactions were determined. We have also described the nature of each transaction.

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com

          We look forward to any further comments you may have regarding the Form 20-F or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me or our lawyer, Kari Richardson, at 604.891.7730.

Yours truly,

/s/ Brian Fiddler

cc:	Kari Richardson Clark Wilson LLP

#1060 – 1090 W. Georgia Street Vancouver, BC V6E 3V7 Tel (604) 681-2300 Fax (604) 681-2310
info@hardcreek.com www.hardcreeknickel.com